Exhibit 99.2



News Announcement

                                                            [BRIGHTSTATION LOGO]


                                BOARD APPOINTMENT

London - 22 December 2000 - Bright Station plc, (LSE: BSN, NASDAQ:BSTN) www.brightstation.com) the technology company and leading provider of Internet and eCommerce solutions, announces that Robert Lomnitz, Chief Executive of Bright Station Ventures, is to join the Board of Bright Station plc as an executive Director, with effect from 22 December, 2000.

Robert Lomnitz joined Bright Station in June 2000 from Baltic Asset Management, part of the Luxembourg-based investment group, where he was Director of Internet Investments. From 1994-1999 Robert was President of Coromin, an investment vehicle he founded to identify investment opportunities in the Former Soviet Union (FSU).

Previously Robert was involved in various entrepreneurial projects including Migs, etc, which developed the concept of military tourism in the FSU. From 1991 to 1993 he worked as Business Development Manager and General Counsel at Societe Anonyme des Minerais, having qualified as an attorney at White & Case in New York. Robert received his MBA at INSEAD, his law degree from Boston University School of Law, having graduated from Brown.

Allen Thomas, Chairman of Bright Station, said:

"Robert Lomnitz has made an outstanding contribution in the time he has been with us, not only in his role as Chief Executive of Bright Station Ventures, but also in assisting in the development of the business plans and strategies for other emerging Bright Station operating companies. His appointment to the main Board is a reflection of the increasingly Group-wide role that he is fulfilling."

                                    - Ends -

For further information, please contact:

Bright Station plc                                   Tel: +44 (0) 20 7930 6900
Nick Chaloner, Head of Corporate Communications (nickchaloner@brightstation.com)

Hogarth Partnership Limited (for Bright Station)    Tel: +44 (0) 20 7357 9477
John Olsen (jolsen@hogarthpr.co.uk)

Notes to editors

Bright Station plc is a technology company and a leading provider of Internet and eCommerce solutions, which include:

   o   WebTop web search engine,
   o   Smartlogik knowledge management software,
   o   Sparza eCommerce applications, and
   o   OfficeShopper - the online stationery procurement company.